MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month Period ended May 31, 2007

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month periods ended May 31, 2007 and 2006. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2007, and results of operations, including the section describing the risks and uncertainties. Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all the assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

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Selected Quarterly Financial Information (unaudited)

	Interim Statements of Earnings for the Three-Month Periods Ended May 31,
	2007	2006
	($)	($)
Revenues

Interest and others	748,007	372,224
Option payments received as financial instruments in excess of cost of mining property	–	3,788,527
Gain on sale of investments	243,040	363,613
Gain on sale of mining properties	–	319,831
	991,047	4,844,195
Expenses
Administrative expenses	543,336	1,549,650
General exploration costs	248,988	433,705
Grants, credit on duties refundable for loss and refundable tax credit for resources	(42,337)	(33,076)
Cost of mining properties abandoned or written off	34,971	15,292
Writedown of short-term investments	–	295,469
	784,958	2,261,040
Net earnings from continuing operations	206,089	2,583,155
Future income taxes	(436,340)	–
Net earnings (net loss) from continuing operations	(230,251)	2,583,155
Basic and diluted net earnings (net loss) per share	(0.009)	0.107

Other Information (unaudited)

	Balance Sheets as at
	May 31,	February 28,
	2007	2007
	($)	($)

Cash and cash equivalents and short-term investments	48,110,211	40,444,349
Mining properties	11,028,676	9,738,536
Other assets	5,027,857	9,223,966
Total assets	64,166,744	59,406,851
Shareholders’ equity	59,087,927	56,184,731

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

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Exploration Activities from Continuing Operations

Activities Summary

During the quarter ended May 31, 2007, the Company’s exploration costs totalled $2,295,894 in comparison with costs of $328,456 for the same period in 2006. During that period, the Company was particularly active on the Coulon JV, Poste Lemoyne Extension, Corvet Est, FCI, Éléonore Régional, and LG 3.5 projects.

In the same period, the Company initiated a vast exploration program on the Coulon JV property (100% Virginia), located 15 km north of the Fontanges Airport, in the Quebec Middle North territory. Breakwater Resources Ltd. (“Breakwater”) has the option to acquire a 50% interest in the property in exchange for payments totalling $180,000 and $6.5 million in exploration work.

The exploration program, which is still in progress, includes diamond drilling, and ground (InfiniTEM) and borehole pulse-EM geophysical surveys. This work program confirmed the extension at depth of lenses 9-25 and 44 and lateral extensions of lens 43, and defined many other interesting targets on the property. The three holes that tested the lateral and depth extensions of lens 9-25 have all intersectedmassive to semi-massive sulphide zones over several metres in thickness: 1.26% Cu, 0.36% Zn, 16.14 g/t Ag, 0.10 g/t Au over 29.75m, including 2.87% Cu, 0.24% Zn, 34.24 g/t Ag, 0.32 g/t Au over 4.75m (hole CN-07-53B), 1.92% Cu, 1.9% Zn, 34.01 g/t Ag, 0.10 g/t Au over 15.95m (hole CN-07-60) and 1.03% Cu, 8.02% Zn, 34.08 g/t Ag, 0.22 g/t Au over 5.9m (hole CN-07-57). Mineralized intervals of holes CN-07-60 and CN-07-57 represent the deepest intersections obtained to date in lens 9-25. Lens 9-25 has a general north-south orientation with a steep dip (85°) towards the west and is now confirmed over 200m laterally and over nearly 300m vertically and it remains totally open at depth. Additional drilling is currently in progress on this lens.

The three new holes that tested the extensions of lens 44 all have intersected massive to semi-massive sulphide zones over plurimetric thicknesses. Best results are comparable with those obtained from lens 9-25 and include 1.64% Cu, 2.10% Zn, 21.4 g/t Ag, 0.29 g/t Au over 7.15m (hole CN-07-45), 1.93% Cu, 0.54% Zn, 29.97 g/t Ag, 0.63g/t Au over 11.3m (hole CN-07-63) and 2.05% Cu, 1.66% Zn, 23.81 g/t Ag, 0.28 g/t Au over 3.1m (hole CN-07-65). Lens 44 is oriented north-south and has a sub-vertical dip. It is now confirmed over a lateral distance of 130m and to a vertical depth of over 300m and remains totally open. It is also the object of additional drilling.

Four holes tested the lateral extension of lens 43 over a 100m distance. Three of them intersected sulphide zones over weaker thicknesses (0.9m to 3.7m). The best result comes from hole CN-07-59 grading 0.58% Cu, 2.8% Zn, 0.21% Pb and 20.02 g/t Ag over 3.7m to a vertical depth of 130m. Lens 43 is NE-SW oriented and seems to have a variable dip towards the NW. The mineralization is now confirmed over a lateral distance of 100m and down to a vertical depth of 165m . It remains open in all directions and strong InfiniTEM and borehole “off-hole” EM anomalies seem to indicate significant extension and will be soon tested.

Holes drilled in the Jessica area and on other regional targets also generated some encouraging results either by the presence of intense alteration and/or disseminated sulphides with values anomalous in base metals.

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Positive results obtained to date along with the presence of untested geophysical anomalies and the importance of the mineralized system prompt the Company and partner Breakwater to carry on with the drill program throughout the summer of 2007 together with geological surface work. Breakwater’s incurred expenses totalled $1,963,477 for the quarter.

The Company conducted an important exploration program in March and April 2007 on the Poste Lemoyne Extension property, located along the Trans-Taïga road, in the Quebec Middle North territory. The property is 100% owned by Virginia and is subject to 1% net smelter return royalty (NSR) in favour of GlobeStar Mining Corporation. Virginia may buy back half (0.5%) of the royalty against a cash payment of $500,000.

The work program carried out during that period consisted of 17 diamond drill holes totalling 5,100m. An induced polarization survey totalling 65.7 km was also completed. The drill program aimed mainly at the Orfée Est Zone and 12 out of the 17 new holes tested the extensions of this large auriferous structure that in the past returned many intersections highly anomalous in gold in thicknesses that could reach tens of metres. The new holes have once again demonstrated the highly auriferous nature of the Orfée Est Zone and confirmed its vertical continuity down to a depth of 400m under the surface. The Orfée Est zone improves at depth as the two deeper holes returned the best results of the program: 4.28 g/t Au over 16m (including 30.11 g/t Au over 1m and 12.02 g/t Au over 1m) to a vertical depth of 340m in hole PLE-07-105 and 2.89 g/t Au over 17.2m (including 7.20 g/t Au over 1.2m and 23.63 g/t Au over 1m) to a vertical depth of 400m in hole PLE-07-112. Many other large intersections very anomalous in gold were also obtained at shallow depth in the Orfée Est Zone. It is now traced laterally over a distance of nearly 500m and to a vertical depth of 400m where it remains totally open. The drill program also consisted of five holes testing diverse regional targets but no significant results were obtained.

The Company is very much encouraged by the results obtained on the Poste Lemoyne Extension project in the winter of 2007 and is planning, for the summer of 2007, surface and sampling work to be followed by a new phase of diamond drilling in the fall of 2007. During this quarter, the Company’s expenses on this project totalled $843,642 .

A drill program was also completed during the period on the Corvet Est project (100% Virginia), located south of LG- 4, in the Quebec Middle North territory. The Corvet Est property is subject to an agreement pursuant to which Goldcorp Inc. has the option to acquire a 50% interest in the property in exchange for payments totalling $90,000 and $4 million exploration work over a 5-year period. The program aimed mainly at the Marco gold-bearing zone and 10 holes totalling 3,236m tested its extensions over a lateral distance of 1.3 km and to a vertical depth of 450m. Results were mixed as in the overall drilling in the Marco Zone intersected many thin mineralized intersection that returned gold average values varying between 0.5 g/t and 2 g/t in thicknesses of 1 to 2m.

Two holes testing at depth the west extension of the Marco Zone generated more encouraging results with 3.78 g/t Au over 7.1m to a vertical depth of about 350m (hole CE-07-62) and 3.19 g/t Au over 3m and 2.82 g/t Au over 7m to a vertical depth of nearly 450m (hole CE-07-63). Two other holes totalling 876m tested the geophysical targets located several kilometres west of the Marco Zone and assays results are expected soon. The Company and its partner Goldcorp are currently evaluating the results from the drill program in order to plan the next phase of work. During this quarter, Goldcorp spent $739,777 on the property.

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During the quarter, the Company also completed a 9-hole drill program totalling 1,447m on its FCI property (100% Virginia), located southwest of LG- 4, in the Quebec Middle North territory. Five of these holes were drilled in the area of the Golden Gap showing to test a gold-bearing structure that consists of a shear zone rich in biotite with quartz veinlets and disseminated sulphides. Hole FCI-07-03 intercepted an intersection grading 14.19 g/t Au over 5m. This intersection includes a quartz vein of metric thickness with several visible gold grains. The three other holes drilled in follow-up, 50m east, west, and under this intersection also intercepted the same auriferous structure but results were not as spectacular. Hole FCI-07-07 drilled directly under hole 03 returned 2.77 g/t Au sur 1.8m. Holes FCI-07-08 and FCI-07-09, drilled 50m east and west of hole 03, returned values of 0.72 g/t Au over 1.65m and 1.44 g/t Au over 2m respectively. Holes FCI-07-01 and FCI-07-02, testing the same structure further west yielded comparable values.

Three other holes (FCI-07-04, 05 and 06) were completed in an area located about 15 km east of the Golden Gap sector to evaluate an auriferous boulder field. These holes did not return any significant value. There is no exploration program planned on the property during the summer of 2007. During the quarter, the Company’s expenses totalled $ 621,720.

Another exploration program was completed during the winter of 2007 on the Éléonore régional property (100% Virginia), which is located in the Opinaca sector, in the Quebec Middle North territory. The program included a heliborne MAG survey, an induced polarization survey as well as an 8-hole drill program totalling 1,033m. These holes aimed at testing a series of IP anomalies located in the vicinity of an auriferous boulder field discovered last year. The holes intercepted lithologies similar to those of the auriferous blocs but no significant values were obtained. Additional prospecting and mapping is planned during the summer of 2007. The Company’s expenses totalled $ 377,877 for the quarter.

The Company also conducted a short 3-hole drilling program totalling 412m on the LG 3.5 property (100% Virginia), located in the LG 3 reservoir area, in the Quebec Middle North territory. MacDonald Mines Ltd. (“MacDonald Mines”) has the option to acquire a 50% interest in the property in exchange for $40,000 in cash and $1,200,000 in exploration work at the latest on August 29, 2011. Drilling aimed at testing the extensions of the Ouf surface showing but no significant mineralization was intercepted. During the quarter, Macdonald Mines spent $381,226 on the project.

The company also completed an important geophysical survey on some of its other properties. An InfiniTEM ground survey was also conducted on the Lac Gayot project (100% Virginia), located approximately 100 km north of Fontanges, Quebec Middle North. Results from the survey are currently the object of a detailed interpretation by a consultant. During the period, engaged expenses totalled $135,757. An induced polarization survey of approximately 70 km was also completed on the Assinica property (100% Virginia), located around 50 km north of Chibougamau in the Abitibi region. The survey was a follow-up to the last year discovery of an interesting auriferous dispersion train in the till. The survey is currently the object of an interpretation by a consultant. Expenses engaged on the project during the period amount to $103,576.

In May 2007, the Company also announced some partnership agreements. It entered into agreement with Iamgold Corporation (“Iamgold”) on the Anatacau property, located in the Opinaca region, in the Quebec Middle North territory. The Anatacau property consists of 207

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designated claims covering a surface area of 109.5 km, in the south portion of the Eastmain River volcanosedimentary belt. U nder the terms of the agreement, Virginia has the option to acquire a 100% interest in the Anatacau property in exchange for $3 million in exploration expenses before December 31, 2012, and a $25,000 cash payment upon signing of the agreement. Should Virginia acquire a 100% interest in the property, Iamgold shall retain a 2% net smelter return (NSR) of which half (1%) can be bought back for $1.5 million.

The Company also announced the signing of an agreement with Commerce Resources Corp. (“Commerce Resources”) pursuant to which Commerce Resources will acquire a 100% interest in 8 claims (Tantale Erlandson project), located in the Labrador Trough, northern Québec, in consideration of the issuance of 710,000 common shares and 290,000 warrants negotiable for a two-year period at a price of $1.12 per share. The agreement is subject to a 1% royalty (NSR) in favour of Virginia and to a 5% royalty (NPI) in favour of two prospectors. Commerce Resources has the right to buyback this 5% royalty (NPI) in consideration of $500,000.

Virginia also announced that it entered into agreement with Matamec Exploration Inc. (“Matamec”) pursuant to which Matamec acquired a 100% interest in 204 claims (Uranium Nord project), located in the Ungava Peninsula, northern Québec, in consideration of a payment of $47,532 and the issuance of 200,000 common shares of a subsidiary that will be constituted by Matamec. The agreement is subject to a 1% net smelter return (NSR) in favour of Virginia. Matamec and its subsidiary have the right to buyback 0.5% of the NSR for $500,000.

Virginia also announced the signing of a partnership agreement with the Nunavik Mining Exploration Fund (“NMEF”) on the Champdoré and Rivière Georges projects, located east of the Labrador Trough, in the Kuujjuaq region, province of Québec. Through this agreement, NMEF acquired a 50% interest in the two properties in consideration of a $51,940 payment. Therefore, work will be carried out in partnership with NMEF on a 50-50 basis and NMEF will be the operator until December 21, 2008. Virginia will become the operator afterwards.

Subsequent Event

The Company announced in June 2007 the signing of an agreement with Breakwater Resources Ltd. (“Breakwater”) on the Trieste property, located in the LG-4 Reservoir region, Quebec Middle North. The property consists of two blocs of claims totalling 183 claims and is located within the La Grande Archean volcano-sedimentary belt.

Under the terms of the agreement, Breakwater has the option to acquire a 50% interest in the Trieste property, in exchange for $1 million exploration work before May 8, 2011, and payments totalling $50,000. Virginia will be the operator.

Result of Operations from continuing operations

For the current period, the Company’s net loss amounted to $230,251 compared to net earnings of $2,583,155 for the previous comparative quarter.

The Company increased its participation in fixed incomes thus decreasing dividend income and increasing interest income for the current period, compared to the previous comparative quarter.

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The Company also receives fees for its role as the operator of projects in its various partnerships. During the current period, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV project, and from MacDonald Mines on the LG 3.5 project. During the previous comparative period, Goldcorp was the only company to be invoiced for work done on the Corvet Est project where only few work was done. Option payments received as financial instruments in excess of cost of mining property and the gain on sale of mining properties have been recognized in earnings following agreements with partners during the previous period.

The decrease in professional and maintenance fees mainly results from expenses related to the granting of stock options on April 6, 2006 for the current period. The increase in management fees during the current period results from the increase in exploration work engaged by the Company. Excluding the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp, the rent and administrative expenses increased approximately by $115,000 during the current period. This amount includes a $100,000 donation to the Fonds Restor-Action Nunavik Inc. for the restoration of abandoned mining exploration sites in the Nunavik Region, in northern Quebec. Also, since March 1, 2007, a basic cash compensation is paid to the members of the board of directors. For the current period, the Company increased its publicity budget thus causing an increase in advertising and exhibitions expenses.

The decrease in general exploration costs during the current period is mainly explained by a lesser remuneration cost attributed to the granting of stock options, compared to a higher remuneration cost for the preceding comparative period. During that period, the Company abandoned the Lac Clarkie property.

During the previous corresponding period, a writedown of short-term investments has been recognized in order that certain investments be accounted for at the lower of cost and market value.

Comprehensive Loss

The Company adopted on March 1, 2007, Chapter 1530 “Comprehensive Loss”. A difference of $4,998,383 between the book value and the fair value of investments available on sale was accounted for as an adjustment of the opening balance of “Other cumulated elements of comprehensive loss”. A future income tax liability of $880,965 was accounted as a diminution of this difference for a net amount of $4,117,418. A future income tax asset, not previously posted, was also accounted as an adjustment related to the application of Chapter 1530.

During the period ended May 31, 2007, the variation between the fair value of the short-term investments and their book value decreased by $2,475,689. A future income tax liability of $436,340 was deducted from this amount. Further to the decrease in future income tax liabilities, a writedown of the same amount in the future income tax asset was posted to the results of the period.

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Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-05-31	991,047	(230,251)	(0.009)	(0.009)
2007-02-28	2,666,810	58,765	0.002	0.002
2006-11-30	986,255	437,369	0.017	0.017
2006-08-31	758,823	(2,860,647)	(0.111)	(0.111)
2006-05-31	4,844,195	2,583,155	0.107	0.107
2006-02-28	653,645	4,849,054	0.214	0.206
2005-11-30	422,982	(168,263)	(0.007)	(0.007)
2005-08-31	522,023	(987,374)	(0.044)	(0.044)

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from the discontinued operation of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings (net loss)	Net Earnings (net loss) per Share
			Basic	Diluted
2007-05-31	-	–	–	–
2007-02-28	–	–	–	–
2006-11-30	–	–	–	–
2006-08-31	–	–	–	–
2006-05-31	–	–	–	–
2006-02-28	–	540,795	0.024	0.024
2005-11-30	–	(79,023)	(0.003)	(0.003)
2005-08-31	–	(183,398)	(0.008)	(0.008)

Liquidity and Capital Resources from Continuing Operations

During the three-month period ended May 31, 2007, cash flows used for operating activities amounted to $216,817, compared to positive cash flows of $1,036,967 during the corresponding three-month period ended May 31, 2006. The variation is mainly due to an increase in accounts receivable and to a slight increase in accounts payable and charges for the current period, compared to a more important increase in accounts payable and charges for the corresponding period in 2006.

Cash flows from financing activities include the issuance of shares under private placements and the exercising of stock options and warrants. There was no issuance during the current period. For the corresponding period in 2006, 1,210,406 shares were issued to Goldcorp for a cash

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consideration of $5,047,393 and the exercising of stock options and warrants had the effect of increasing cash flows from financing activities by $425,927.

The Company ’s investing activities consist primarily of the additions to mining properties and increase in exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $757,901 for the three-month period ended May 31, 2007, and of $274,627 for the three-month period ended May 31, 2006. For the three-month period ended May 31, 2007, the net decrease in short-term investments was $2,087,652, compared to $736,895 for the three-month period ended May 31, 2006.

Contractual Obligations

The Company has no contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods ended May 31,
	2007	2006
	$	$

Expenses capitalized in mining properties	153,287	22,815
Management fees	110,064	1,616
Rent, office expenses and bonuses	170,273	168,766
Travelling	15,272	26,443
Advertising and exhibitions	608	484
General exploration costs	55,641	43,455
	505,145	263,579

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These amounts are due to the fact that the Company has no employee and that all services are provided by management companies.

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Mining Properties Accounting Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 28, 2007. The accounting policies used for the three-month period ended May 31, 2007, are in accordance with those used in the audited annual financial statements of Virginia Mines except for the new accounting policies defined in note 2 of the quarterly report of May 31, 2007.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates. Short-term investments were accounted to their fair market value according to new accounting standards, which are described in Note 2 of the financial interim financial statements as of May 31, 2007.

Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at July 8, 2007, 26,440,698 common shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 8, 2007, 1,121,500 stock options are outstanding. Their weighted average exercise price is $4.23 and the expiry date varies from April 6, 2011, to March 14, 2017.

As at July 8, 2007, 484,162 purchase warrants are outstanding. Their exercise price is $5.84 and they expire in November 2007.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis of February 28, 2007.

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Disclosure Controls and Procedures

During the quarter ended May 31, 2007, there was no change in the internal control over financial reporting that has most reasonably will have an important influence on the internal control of financial reporting.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at July 8, 2007. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary

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